OneFul Health, Inc.



ANNUAL REPORT

3700 Regency Blvd

Cary, NC 27518

(480) 666-3385

http://oneful.health

This Annual Report is dated May 24, 2024.

BUSINESS

OneFul Health Inc. ("OneFul") is an e-Pharmacy platform specializing in personalized medicine and digital health services built on its patented pharmaceutical manufacturing technologies, novel drug delivery forms, and innovative marketing approach. OneFul has already invested millions in patented pharmacy technology, formulation development, and regulatory assets to prepare to launch personalized medicine products that scale economically to serve large populations of chronic disease patients. OneFul's platform enables individualized multi-drug treatments delivered in a single small capsule or easy-to-swallow gel packet while profitably addressing large-scale chronic diseases at a cost to patients as low as $1 a day.

OneFul has piloted and is now ready to launch a first-to-market personalized cardiovascular multi-drug treatment, or 'polypill', targeting the most significant cause of death globally. Supported by clinical trials in over 30,000 patients, such cardiovascular polypill formulations have been shown to reduce one's annual risk of a heart attack or stroke by an average of 50%. OneFul wholly owns a fully operational, accredited compounding facility with licenses in nine states as a base to begin commercializing this product. OneFul's regulatory permits and strategy do not require lengthy FDA product approval processes, utilizing only approved and lab-tested pharmaceutical ingredients. OneFul plans to commercialize its personalized cardiovascular polypill in early 2023 to hundreds of known patients.

The Company's 2022 revenue was $3.9 million, including revenues from its wholly-owned pharmacy operations. 2023 revenues exceeded $2.5 million. The Company projects that revenue will grow with the launch of new personalized products, potentially doubling within 18 months.

The Company and Business Overview

OneFul is a Delaware registered corporation whose operations include the wholly-owned North Carolina registered subsidiary, Triangle Compounding Pharmacy ("TCP")(together the "Company" unless separately indicated), both located in the Research Triangle region of North Carolina. The Company's mission is to improve pharmaceutical treatment adherence, effectiveness, and safety and achieve brand loyalty through its innovations that enable medical treatments to be personalized at the individual level. The Company uses approved active pharmaceutical drug ingredients to make personalized medications in full compliance with accepted regulatory guidance for compounding pharmacies. By applying the Company's issued patents and proprietary automation processes, the Company can scale to significant demand, achieving high throughput, quality, and fidelity to prescriptions with robotics and software systems. The Company's patented technologies can economically aid many chronic disease issues affecting large populations with personalized combination treatments using low-cost generic drugs. We estimate the Company's technology platform will be able to accurately perform the workload that would typically require 30 pharmacists and technicians to achieve with existing manual methods. By automating the production of individualized combinations of multiple approved generic drugs the Company can help address costly healthcare problems and improve the quality of life for millions.

The Company includes an operating business that is the regulatory foundation that it will use to grow substantially. The consolidated revenue of the Company in the 2023 CY was $3.9 Million and was produced an operating loss of 4178,000. Some of the Company's historic revenue was low margin and irrelevant to future growth and is being phased out in order to focus resources on the personalized medicine market enabled by its patented technologies.

Here is a summary of the background of the Company:

The Company was founded in 2013 by a former iRobot executive/robotics inventor, Edison Hudson, and a former Glaxo Smith Kline pharmacologist/drug developer, Staton Noel. The wholly owned compounding pharmacy subsidiary, Triangle Compounding Pharmacy ('TCP'), is led by Danny M. Barnes, PharmD, a highly regarded pharmacist with over 20 years' experience of operating the accredited compounding pharmacy. Many pharmacy boards consider the facility he manages exemplary, and it has often been used as a site to train pharmacists and regulators. The executive team, financial management, Board of Directors, and key advisors have more than 10 successful exits, with the CEO having IPO experience at two prior startups.

TCP in Cary, NC, is operated as a 503A facility licensed in nine states. TCP was the first pharmacy in North Carolina to operate under FDA cGMP guidelines as an Outsourcing Facility (503B), a high quality standard similar to drug manufacturing facilities. TCP has current DEA licenses and makes sterile injections and non-sterile topical or oral medications complying with USP guidelines in accordance with the prescriptions of licensed physicians and healthcare facilities. To guide regulatory compliance, the Company has continuously retained the services of a regulatory science expert, Andrew Gunn, formerly on staff at the FDA who has a history as a regulatory science expert at several global pharmaceutical companies and hospital systems. The current facility (5,000 sq. feet) in Cary can accommodate the Company's automation systems with some moderate reconfiguration of existing laboratories. TCP will become the reference design for automated pharmacies to be replicated at other locations nationally as the Company scales.

The Company's technologies include patented robotic automation, process chemistry, drug formularies, software to receive/process prescriptions, in-process quality logging, and scheduling systems to optimize production ("IP"). This IP and know-how enables the economic on-demand manufacture of individualized medications, typically made in small batches to supply 30-day or 90-day periods as specified by prescriptions. Individual combination formulas created online can be transmitted to the Company's proprietary robotic automation platform via industry-standard e-prescription systems, including Sure Scripts. Prescriptions are tracked and logged using specialized compounding software systems to track all process steps in filling an order.

The Company has developed, tested and plans to launch the first-to-market personalized cardiovascular "polypill," an individually formulated product to address the enormous cardiovascular market. The polypill concept has been shown in ten published clinical trials (https://www.acc.org/latest-in-cardiology/articles/2021/03/19/11/59/one-pill-for-them-all) to significantly improve outcomes for heart and stroke patients, showing an average annual reduction in risk of cardiovascular events of 50% (see Polypill - Wikipedia). Polypills have been safely used internationally for over a decade. These fixed combination/fixed dosage pills combine multiple approved and known safe generic pharmaceuticals, These drugs are some of the most accepted standards of care in cardiology to treat the most common chronic conditions. Unlike all previous cardiovascular polypills, the Company's innovations uniquely support the rapid on-demand production of personalized formulations of the most commonly prescribed cardiovascular drugs, individually combined at physician-prescribed dosages. Multiple prescriptions for an individual are precisely combined into single small capsules or easy-to-swallow gel packs using the Company's systems. OneFul's personalized polypill product line will use low-cost high quality approved generic drugs to make personalized medications that are lab certified, addressing needs while meeting rigorous quality standards and covering about 70+% of heart/stroke patients.

Based on internal research, the potential markets for the personalized polypill product for chronic cardiovascular treatments are very large and growing. Cardiovascular disease ("CVD") is the greatest cause of death and disability globally, with over 20 million diagnosed patients in the US alone. The market growth is driven by the complex medical needs of an increasingly older population, pervasive pill fatigue, and post-pandemic consumer demand for convenient and economic healthcare choices. SARS-COVID has further amplified the risks for many more to develop cardiovascular disease, including younger people who have been infected. These cardiovascular healthcare problems are global and are typically poorly addressed.

OneFul's immediate business plan focuses on proving its technology platform's commercial power by rapidly growing its current pharmacy revenues with personalized CVD products that are ready for market launch. The first iteration of the cardiovascular product line, designated "CVD -P3," has been formulated, made at TCP's accredited facility, and undergone independent laboratory analysis. The laboratory analysis of several batches validated that the combination pills accurately meet quality standards for all component ingredients. Initial patients have decided to begin using their formulation of CVD-P3, and their physicians have agreed to prescribe it.

The Company believes its proprietary automation conveys a significant economic advantage and presents a competitive barrier. The automation to be deployed in TCP has the potential to enhance the compounding processes required to produce multi-drug treatments tenfold. The use of tested, low-cost raw form drugs, assembled accurately by patented robotic systems, driven by digital sales operations can bring advanced personalized medicine to broad consumer price points.

For example, the drugs used in fixed combination polypill trials could be sold in OneFul's personalized form for around $1.00 per day while generating gross margins exceeding 60%. This price point has been demonstrated to be effective to improve outcomes in a study of underserved patients in the US. Based on discussions with insurers and integrated healthcare systems, this may induce coverage to be approved once adherence data becomes evident. In other discussions with some practitioners in concierge and private physician practice, a daily out-of-pocket price of $2.00 a day ($60/month) is likely an acceptable price to their patient segment for a five-drug combination, supporting Company gross margins as high as 80%.

The Company's marketing business model pivots from its former regional retail basis and direct sales model to a Direct-to-Consumer ("D2C") model to acquire new customers for personalized prescriptions. This approach follows the emergence of the "e-pharmacy" operating model, with prescriptions approved by network physicians. Some of the Company's compounded drugs have historically followed a Business-to-Business ("B2B") model, supplying clinics, hospitals, and integrated healthcare networks. A previous contract for personalized cardiovascular treatments was pre-pandemic with a 45-hospital group, abandoned in 2020 due to pandemic priorities. Based on recent discussions, the Company expects B2B opportunities with healthcare systems to revive in the next two years.

The Company is building an inventory of active pharmaceutical ingredients ("APIs") formulated based on published clinical trial data developed around the fixed-dose international polypills. The current inventory of cardiovascular pharmaceuticals addresses a narrow range of anticipated prescriptions and will be broadened as its quality process approves supply chains. These APIs are sourced from qualified suppliers and then tested at certified pharmaceutical laboratories to validate drug purity and the absence of contaminants before they become production inventory. This quality process ensures multiple combinations that deliver full potency of the prescribed generic drugs without impurities.

The Company has developed an innovation pipeline enabling the rapid personalization of a broad range of medications, delivered in patient-friendly forms that promote adherence to complex treatment regimens. One of the patented methods is a highly flexible gel suspension-based drug delivery form that is formulated and packaged in small flexible squeeze packets to be easy to swallow and palatable. Using this format, different drugs can be dosed and combined for stable delivery without drug-drug interactions to simplify multi-drug adherence for complex treatments. This technology has the potential capacity to combine and deliver the active ingredients of up to 20 different pills in a one-ounce pouch. The automation systems for this format has been implemented commercially in two FDA-approved and inspected facilities supporting products with a broad range of active Generally Recognized as Safe ('GRAS') nutraceutical ingredients. Two generations of automation have implemented the Company's IP and process technology in high-volume production of this gel packet design. This automation has proven to accurately make a month's supply of individualized treatments in as little as two minutes comprised of accurate digitally controlled dosages of multiple active ingredients. Another recent patent issued to the Company has been implemented at the proof-of-concept, prototype stage.

These implementations in commercial settings demonstrate that the Company's technology supports high throughput additive manufacturing methods to make multiple drug delivery economical. The Company has been issued patents for other multi-drug solid drug delivery formats that have been demonstrated at the prototype level. Using additive manufacturing methods and shelf-stable process chemistries, this innovation has shown proof of concepts with very high-throughput potential. To commercialize these innovations will require further process development and analytical lab testing to verify regulatory compliance to meet industry standards of drug safety and stability.

Some of these prototyped drug delivery forms will need small-scale human bioequivalence trials to validate that the formulation meets drug delivery parameters of standard pill forms (pharmacokinetics). While compounding guidelines do not require such trials, the Company has been previously requested by the internal review boards of a large medical system to address their more stringent safety standards before authorizing use in their patient population. Independent clinical research organizations have quoted such a bioequivalence trial that would meet this request involving 15 to 20 subjects for six weeks at average trial costs of $700,000 for five-drug formulations.

Personalized compounded capsule-based drug delivery does not require human bioequivalence trials and is accepted broadly by medical practitioners. This standard format dosage form is regulated by existing compounding guidelines established by the United States Pharmacopeia and can be validated in production by low-cost analytical lab methods. The Company has demonstrated an automated method to combine high-purity/high-density Active Pharmaceuticals Ingredients ('APIs') in dry powder form that can be applied to the commercial capsule filling automation equipment. Patent applications have been submitted for a novel micro-dose feeder technology for purified dry pharmaceutical powders of varying particle size, density, and flowability. This mechanism and processing method can be fitted to certain commercial-off-the-shelf capsule filling automation equipment quoted to the Company with 12-16 week delivery. The micro-dose device will enable additive combinations of multiple compacted powder form APIs to be loaded sequentially into standard pharmaceutical-grade gel capsules. After undergoing quality testing and validation in 2023, this device technology will enhance the efficient production of a broader pharmacopeia of drug combinations. The timing of the quality validation of this technology will not affect the launch of the new CVD products in 2023. We anticipate growth of revenues from the personalized CVD-P3 products in 2024, which will be supported by the qualification of this proprietary technology and provide a technical barrier to competition.

The Company's technology focus is to develop all the systems that support the personalization of chronic health treatments designed based on digital health data. The Company has previously developed cloud-based recommendation software and clinical decision aids that aid personalization based on online customer Q/A responses to determine individual needs. The Company is pursuing both in-house and licensed software and algorithms to serve as formulation aids for pharmacists or medical professionals that integrates pharmacogenomics, drug-drug interaction databases, and relevant biomarker data.

The Company plans to develop Web tools to integrate digital health data from multiple sources, including existing Electronic Health Records, ('EHR'), genomic poly-scores, home base lab, remote monitoring, and patient feedback. This will be accomplished in conjunction with several development partners. Collab Health (https://www.collab.health, formerly Biomarker Labs, https://www.biomarker.io/) has agreed to provide a private blockchain-based patient data structure and algorithm integration platform for individualized formulation decision aids addressing cardiovascular drugs. We believe an agreement with Geneticure (https://geneticure.com/) will provide OneFul patients with optional genomic testing and pharmacogenomic poly-scores based on a home kit (cheek swab). Geneticure's polyscore and prediction have been trialed at Mayo Clinic and FDA reviewed. This toolkit has the potential to enable the Company to integrate this powerful pharmacogenomic prediction to relay to physicians to formulate an optimal CVD-P3 prescription that is more effective with fewer adverse side effects. The Company anticipates a LOI to be executed with Geneticure in the coming months; however, no terms have been finalized.

With thirteen issued patents covering claims for digital personalization processes, on-demand automation methods, and novel drug delivery forms, the Company has established broad IP freedom to operate with both issued patents and trade secret know-how. Methods to stabilize and suspend variable dosages of multiple drugs in an easy-to-swallow thixotropic (thick liquid) suspension while masking drug taste and preventing drug-drug interaction are valuable IP. Another novel drug delivery form patent has been issued based on additive manufacturing methods to rapidly manufacture variably dosed multi-drug solid forms. Licenses have been negotiated by the Company for processes to rapidly pasteurize/sterilize small batches of ingredients. Recently filed patent applications covers multi-drug capsule manufacturing devices and methods based on bench testing of novel designs that can accommodate a wide range of powders with varied particle size, mass densities, and flowability. The Company's CEO has 26 issued patents and has averaged one granted patent per year for over two decades, with expectations of several more to be issued in the next 2 to 3 years.

Previous Offerings

OneFul Health Inc. ("OneFul") is an e-Pharmacy platform specializing in personalized medicine and digital health services built on its patented pharmaceutical manufacturing technologies, novel drug delivery forms, and innovative marketing approach. OneFul has already invested millions in patented pharmacy technology, formulation development, and regulatory assets to prepare to launch personalized medicine products that scale economically to serve large populations of chronic disease patients. OneFul's platform enables individualized multi-drug treatments delivered in a single small capsule or easy-to-swallow gel packet while profitably addressing large-scale chronic diseases at a cost to patients as low as $1 a day.

OneFul has piloted and is now ready to launch a first-to-market personalized cardiovascular multi-drug treatment, or 'polypill', targeting the most significant cause of death globally. Supported by clinical trials in over 30,000 patients, such cardiovascular polypill formulations have been shown to reduce one's annual risk of a heart attack or stroke by an average of 50%. OneFul wholly owns a fully operational, accredited compounding facility with licenses in nine states as a base to begin commercializing this product. OneFul's regulatory permits and strategy do not require lengthy FDA product approval processes, utilizing only approved and lab-tested pharmaceutical ingredients. OneFul plans to commercialize its personalized cardiovascular polypill in early 2023 to hundreds of known patients.

The Company's 2021 revenue was $5 million, including revenues from its wholly-owned pharmacy operations. Q3 2022 revenues exceeded $3.9 million. The Company projects that revenue will grow with the launch of new personalized products, potentially doubling within 18 months.

The Company and Business Overview

OneFul is a Delaware registered corporation whose operations include the wholly-owned North Carolina registered subsidiary, Triangle Compounding Pharmacy ("TCP")(together the "Company" unless separately indicated), both located in the Research Triangle region of North Carolina. The Company's mission is to improve pharmaceutical treatment adherence, effectiveness, and safety and achieve brand loyalty through its innovations that enable medical treatments to be personalized at the individual level. The Company uses approved active pharmaceutical drug ingredients to make personalized medications in full compliance with accepted regulatory guidance for compounding pharmacies. By applying the Company's issued patents and proprietary automation processes, the Company can scale to significant demand, achieving high throughput, quality, and fidelity to prescriptions with robotics and software systems. The Company's patented technologies can economically aid many chronic disease issues affecting large populations with personalized combination treatments using low-cost generic drugs. We estimate the Company's technology platform will be able to accurately perform the workload that would typically require 30 pharmacists and technicians to achieve with existing manual methods. By automating the production of individualized combinations of multiple approved generic drugs the Company can help address costly healthcare problems and improve the quality of life for millions.

The Company includes an operating business that is the regulatory foundation that it will use to grow substantially. The consolidated revenue of the Company in the 2021 CY was $5.8 Million and was approximately breakeven. Some of the Company's historic revenue was low margin and irrelevant to future growth and is being phased out in order to focus resources on the personalized medicine market enabled by its patented technologies.

Here is a summary of the background of the Company:

The Company was founded in 2013 by a former iRobot executive/robotics inventor, Edison Hudson, and a former Glaxo Smith Kline pharmacologist/drug developer, Staton Noel. The wholly owned compounding pharmacy subsidiary, Triangle Compounding Pharmacy ('TCP'), is led by Danny M. Barnes, PharmD, a highly regarded pharmacist with over 20 years' experience of operating the accredited compounding pharmacy. Many pharmacy boards consider the facility he manages exemplary, and it has often been used as a site to train pharmacists and regulators. The executive team, financial management, Board of Directors, and key advisors have more than 10 successful exits, with the CEO having IPO experience at two prior startups.

TCP in Cary, NC, is operated as a 503A facility licensed in nine states. TCP was the first pharmacy in North Carolina to operate under FDA cGMP guidelines as an Outsourcing Facility (503B), a high quality standard similar to drug manufacturing facilities. TCP has current DEA licenses and makes sterile injections and non-sterile topical or oral medications complying with USP guidelines in accordance with the prescriptions of licensed physicians and healthcare facilities. To guide regulatory compliance, the Company has continuously retained the services of a regulatory science expert, Andrew Gunn, formerly on staff at the FDA who has a history as a regulatory science expert at several global pharmaceutical companies and hospital systems. The current facility (5,000 sq. feet) in Cary can accommodate the Company's automation systems with some moderate reconfiguration of existing laboratories. TCP will become the reference design for automated pharmacies to be replicated at other locations nationally as the Company scales.

The Company's technologies include patented robotic automation, process chemistry, drug formularies, software to receive/process prescriptions, in-process quality logging, and scheduling systems to optimize production ("IP"). This IP and know-how enables the economic on-demand manufacture of individualized medications, typically made in small batches to supply 30-day or 90-day periods as specified by prescriptions. Individual combination formulas created online can be transmitted to the Company's proprietary robotic automation platform via industry-standard e-prescription systems, including Sure Scripts. Prescriptions are tracked and logged using specialized compounding software systems to track all process steps in filling an order.

The Company has developed, tested and plans to launch the first-to-market personalized cardiovascular "polypill," an individually formulated product to address the enormous cardiovascular market. The polypill concept has been shown in ten published clinical trials (https://www.acc.org/latest-in-cardiology/articles/2021/03/19/11/59/one-pill-for-them-all) to significantly improve outcomes for heart and stroke patients, showing an average annual reduction in risk of cardiovascular events of 50% (see Polypill - Wikipedia). Polypills have been safely used internationally for over a decade. These fixed combination/fixed dosage pills combine multiple approved and known safe generic pharmaceuticals, These drugs are some of the most accepted standards of care in cardiology to treat the most common chronic conditions. Unlike all previous cardiovascular polypills, the Company's innovations uniquely support the rapid on-demand production of personalized formulations of the most commonly prescribed cardiovascular drugs, individually combined at physician-prescribed dosages. Multiple prescriptions for an individual are precisely combined into single small capsules or easy-to-swallow gel packs using the Company's systems. OneFul's personalized polypill product line will use low-cost high quality approved generic drugs to make personalized medications that are lab certified, addressing needs while meeting rigorous quality standards and covering about 70+% of heart/stroke patients.

Based on internal research, the potential markets for the personalized polypill product for chronic cardiovascular treatments are very large and growing. Cardiovascular disease ("CVD") is the greatest cause of death and disability globally, with over 20 million diagnosed patients in the US alone. The market growth is driven by the complex medical needs of an increasingly older population, pervasive pill fatigue, and post-pandemic consumer demand for convenient and economic healthcare choices. SARS-COVID has further amplified the risks for many more to develop cardiovascular disease, including younger people who have been infected. These cardiovascular healthcare problems are global and are typically poorly addressed.

OneFul's immediate business plan focuses on proving its technology platform's commercial power by rapidly growing its current pharmacy revenues with personalized CVD products that are ready for market launch. The first iteration of the cardiovascular product line, designated "CVD -P3," has been formulated, made at TCP's accredited facility, and undergone independent laboratory analysis. The laboratory analysis of several batches validated that the combination pills accurately meet quality standards for all component ingredients. Initial patients have decided to begin using their formulation of CVD-P3, and their physicians have agreed to prescribe it.

The Company believes its proprietary automation conveys a significant economic advantage and presents a competitive barrier. The automation to be deployed in TCP has the potential to enhance the compounding processes required to produce multi-drug treatments tenfold. The use of tested, low-cost raw form drugs, assembled accurately by patented robotic systems, driven by digital sales operations can bring advanced personalized medicine to broad consumer price points.

For example, the drugs used in fixed combination polypill trials could be sold in OneFul's personalized form for around $1.00 per day while generating gross margins exceeding 60%. This price point has been demonstrated to be effective to improve outcomes in a study of underserved patients in the US. Based on discussions with insurers and integrated healthcare systems, this may induce coverage to be approved once adherence data becomes evident. In other discussions with some practitioners in concierge and private physician practice, a daily out-of-pocket price of $2.00 a day ($60/month) is likely an acceptable price to their patient segment for a five-drug combination, supporting Company gross margins as high as 80%.

The Company's marketing business model pivots from its former regional retail basis and direct sales model to a Direct-to-Consumer ("D2C") model to acquire new customers for personalized prescriptions. This approach follows the emergence of the "e-pharmacy" operating model, with prescriptions approved by network physicians. Some of the Company's compounded drugs have historically followed a Business-to-Business ("B2B") model, supplying clinics, hospitals, and integrated healthcare networks. A previous contract for personalized cardiovascular treatments was pre-pandemic with a 45-hospital group, abandoned in 2020 due to pandemic priorities. Based on recent discussions, the Company expects B2B opportunities with healthcare systems to revive in the next two years.

The Company is building an inventory of active pharmaceutical ingredients ("APIs") formulated based on published clinical trial data developed around the fixed-dose international polypills. The current inventory of cardiovascular pharmaceuticals addresses a narrow range of anticipated prescriptions and will be broadened as its quality process approves supply chains. These APIs are sourced from qualified suppliers and then tested at certified pharmaceutical laboratories to validate drug purity and the absence of contaminants before they become production inventory. This quality process ensures multiple combinations that deliver full potency of the prescribed generic drugs without impurities.

The Company has developed an innovation pipeline enabling the rapid personalization of a broad range of medications, delivered in patient-friendly forms that promote adherence to complex treatment regimens. One of the patented methods is a highly flexible gel suspension-based drug delivery form that is formulated and packaged in small flexible squeeze packets to be easy to swallow and palatable. Using this format, different drugs can be dosed and combined for stable delivery without drug-drug interactions to simplify multi-drug adherence for complex treatments. This technology has the potential capacity to combine and deliver the active ingredients of up to 20 different pills in a one-ounce pouch. The automation systems for this format has been implemented commercially in two FDA-approved and inspected facilities supporting products with a broad range of active Generally Recognized as Safe ('GRAS') nutraceutical ingredients. Two generations of automation have implemented the Company's IP and process technology in high-volume production of this gel packet design. This automation has proven to accurately make a month's supply of individualized treatments in as little as two minutes comprised of accurate digitally controlled dosages of multiple active ingredients. Another recent patent issued to the Company has been implemented at the proof-of-concept, prototype stage.

These implementations in commercial settings demonstrate that the Company's technology supports high throughput additive manufacturing methods to make multiple drug delivery economical. The Company has been issued patents for other multi-drug solid drug delivery formats that have been demonstrated at the prototype level. Using additive manufacturing methods and shelf-stable process chemistries, this innovation has shown proof of concepts with very high-throughput potential. To commercialize these innovations will require further process development and analytical lab testing to verify regulatory compliance to meet industry standards of drug safety and stability.

Some of these prototyped drug delivery forms will need small-scale human bioequivalence trials to validate that the formulation meets drug delivery parameters of standard pill forms (pharmacokinetics). While compounding guidelines do not require such trials, the Company has been previously requested by the internal review boards of a large medical system to address their more stringent safety standards before authorizing use in their patient population. Independent clinical research organizations have quoted such a bioequivalence trial that would meet this request involving 15 to 20 subjects for six weeks at average trial costs of $700,000 for five-drug formulations.

Personalized compounded capsule-based drug delivery does not require human bioequivalence trials and is accepted broadly by medical practitioners. This standard format dosage form is regulated by existing compounding guidelines established by the United States Pharmacopeia and can be validated in production by low-cost analytical lab methods. The Company has demonstrated an automated method to combine high-purity/high-density Active Pharmaceuticals Ingredients ('APIs') in dry powder form that can be applied to the commercial capsule filling automation equipment. Patent applications have been submitted for a novel micro-dose feeder technology for purified dry pharmaceutical powders of varying particle size, density, and flowability. This mechanism and processing method can be fitted to certain commercial-off-the-shelf capsule filling automation equipment quoted to the Company with 12-16 week delivery. The micro-dose device will enable additive combinations of multiple compacted powder form APIs to be loaded sequentially into standard pharmaceutical-grade gel capsules. After undergoing quality testing and validation in 2023, this device technology will enhance the efficient production of a broader pharmacopeia of drug combinations. The timing of the quality validation of this technology will not affect the launch of the new CVD products in 2023. We anticipate growth of revenues from the personalized CVD-P3 products in 2024, which will be supported by the qualification of this proprietary technology and provide a technical barrier to competition.

The Company's technology focus is to develop all the systems that support the personalization of chronic health treatments designed based on digital health data. The Company has previously developed cloud-based recommendation software and clinical decision aids that aid personalization based on online customer Q/A responses to determine individual needs. The Company is pursuing both in-house and licensed software and algorithms to serve as formulation aids for pharmacists or medical professionals that integrates pharmacogenomics, drug-drug interaction databases, and relevant biomarker data.

The Company plans to develop Web tools to integrate digital health data from multiple sources, including existing Electronic Health Records, ('EHR'), genomic poly-scores, home base lab, remote monitoring, and patient feedback. This will be accomplished in conjunction with several development partners. Collab Health (https://www.collab.health, formerly Biomarker Labs, https://www.biomarker.io/) has agreed to provide a private blockchain-based patient data structure and algorithm integration platform for individualized formulation decision aids addressing cardiovascular drugs. We believe an agreement with Geneticure (https://geneticure.com/) will provide OneFul patients with optional genomic testing and pharmacogenomic poly-scores based on a home kit (cheek swab). Geneticure' s polyscore and prediction have been trialed at Mayo Clinic and FDA reviewed. This toolkit has the potential to enable the Company to integrate this powerful pharmacogenomic prediction to relay to physicians to formulate an optimal CVD-P3 prescription that is more effective with fewer adverse side effects. The Company anticipates a LOI to be executed with Geneticure in the coming months; however, no terms have been finalized.

With thirteen issued patents covering claims for digital personalization processes, on-demand automation methods, and novel drug delivery forms, the Company has established broad IP freedom to operate with both issued patents and trade secret know-how. Methods to stabilize and suspend variable dosages of multiple drugs in an easy-to-swallow thixotropic (thick liquid) suspension while masking drug taste and preventing drug-drug interaction are valuable IP. Another novel drug delivery form patent has been issued based on additive manufacturing methods to rapidly manufacture variably dosed multi-drug solid forms. Licenses have been negotiated by the Company for processes to rapidly pasteurize/sterilize small batches of ingredients. Recently filed patent applications covers multi-drug capsule manufacturing devices and methods based on bench testing of novel designs that can accommodate a wide range of powders with varied particle size, mass densities, and flowability. The Company's CEO has 26 issued patents and has averaged one granted patent per year for over two decades, with expectations of several more to be issued in the next 2 to 3 years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

The Company continues its process of focusing on innovation and new products and away from some of Triangle Compounding Pharmacy's legacy, low-margin distributed products.

The Company completed a restructuring following the spin-out of its product line and production assets tor personalized nutrition to a standalone separate entity, Panaceutics Nutrition Inc (www.panaceutics.com). Some residual licensing and asset transfer revenues from Panaceutics continue to wind down and will no longer contribute to cashflow in future years. Shares held by the Company in Panaceutics were written off as no value in April 2023. In November 2023, OneFul Health Inc. successfully acquired the assets, IP, and marketing rights of Panaceutics Nutrition Inc from Federal bankruptcy court. The Company has secured the physical assets, manufacturing and laboratory equipment, and useable inventory of Panaceutics, and is making plans to redeploy these assets for a new product line in medical foods categories.

Revenue

Revenue for the fiscal year 2023 was $2,550,893 compared to $3,937,387 in the fiscal year 2022. Certain products sold by Triangle Compounding Pharmacy, the wholly owned Company subsidiary, were withdrawn from the market by the FDA in April of 2023. Inhouse-produced product and service revenue grew by 8% from 2023 to 2022, with an average 80% unit margins. The in revenue resulted solely from the elimination of distributed specialty drug products, where price and margins are controlled by insurance reimbursement rates and pharmacy benefit management sales distribution. While such specialized drug products add to revenue, they generate single-digit margins, tie up cash in inventory, and are not aligned with the personalized medicine strategy of OneFul Health.

Cost of sales

Cost of Sales for fiscal Year 2023 was $410,293 compared to $1,782,680 fiscal year 2022.

The Cost of Sales was lower due reduction in sales of high cost, low margin legacy specialty drug products.

Gross margins

Gross margins for the year 2023 were $ 2,140,600 compared to $2,154,706 in fiscal year 2022

Overall Gross Margins was within 2% in fiscal year 2023 compared to fiscal year 2022.

Expenses

Expenses for fiscal year 2023 were $2,318,604 compared to $2,618,063 in fiscal year 2022.

Expenses declined as personnel was reduced owing to loss of the FDA withdrawn products. Some full-time personnel associated with development and regulatory converted to part time retainer contracts.

Historical results and cash flows:

The Company is currently in early growth, commercializing new products developed, and continues to generate stable revenue in core personalized and compounded products. We believe the historical cash flows will not be indicative of the revenue and margins expected for the future, once new products are launched as these are all designed to be automated with robotics and proprietary processes. When fully implemented, our on-demand manufacturing approach enables rapid scaling of revenues with significantly less additional skilled labor. Cash was to date been primarily generated through private equity funding, development contracts, and from services and products delivered by acquired pharmacy assets. Our goal is to substantially grow revenues, expanding revenue growth at a much higher level than increases in skilled labor. Marketing and customer acquisition expenditures are prioritized to build brand recognition and strengthen marketing partner relationships with telemedicine and traditional healthcare providers and will impact EBITDA in the next 2 years.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $66,160.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Credit card debt used for commercial transactions has remained stable at approximately $40,000 balance in the following account:

Creditor: First Citizens Bank

Amount Owed: $39,895.96

Interest Rate: 10.66%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Edison T. Hudson

Edison T. Hudson 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, CTO, Board Member and Founder

Dates of Service: March, 2013 - Present

Responsibilities: General Management, Technology Innovation and Engineering, General Board Duties/ Salary is $175,000 per year and has 4.15% equity.

Name: Danny M. Barnes

Danny M. Barnes's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Pharmacy Officer & Board Member; President of Triangle Compounding Pharmacy

Dates of Service: December, 2016 - Present

Responsibilities: Pharmacy management, Regulatory Compliance, General Board Duties. Salary is $200,000 per year and has 12.37% equity.

Other business experience in the past three years:

Employer: Triangle Compounding Pharmacy

Title: President

Dates of Service: January, 1999 - Present

Responsibilities: Facilitating & overseeing general company operations.

Other business experience in the past three years:

Employer: Panacea BioMatx Inc (Panaceutics Rx)

Title: Chief Pharmacy Officer

Dates of Service: January, 2017 - February, 2022

Responsibilities: Manager

Name: Deon Joubert

Deon Joubert's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman of Board

Dates of Service: January, 2015 - Present

Responsibilities: Board Chairman and general Board duties. Deon currently resides in Australia.

Other business experience in the past three years:

Employer: Sanitarium Health & Wellbeing Company

Title: Executive General Manager Treasury & Advisory

Dates of Service: April, 2018 - Present

Responsibilities: Executive General Manager Treasury & Advisor

Other business experience in the past three years:

Employer: Sanitarium Health and Wellbeing Company

Title: GM - Corporate Advisory Services

Dates of Service: January, 2013 - Present

Responsibilities: General manager & advisory services

Name: Worth Harris

Worth Harris's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: February, 2016 - Present

Responsibilities: General Board Duties. Has 17.41% equity.

Other business experience in the past three years:

Employer: Nuvoda

Title: Chairman

Dates of Service: January, 2011 - Present

Responsibilities: Advisor for Nuvoda which provides innovative renewable solutions for the wastewater industry.

Other business experience in the past three years:

Employer: Harrispark Properties

Title: Co Owner

Dates of Service: January, 1994 - Present

Responsibilities: Co-owns & manage properties

Name: Eva Doss

Eva Doss's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: June, 2022 - Present

Responsibilities: General Board Duties

Other business experience in the past three years:

Employer: The Launch Place

Title: President and CEO

Dates of Service: July, 2012 - Present

Responsibilities: Oversees general operations of company

Other business experience in the past three years:

Employer: Winston Starts

Title: Winston Starts Mentor

Dates of Service: January, 2020 - Present

Responsibilities: Freelancer for Winston Starts Mentor providing services for entrepreneurs & businesses

Name: Angela Keck

Angela Keck's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary / Treasurer

Dates of Service: December, 2022 - Present

Responsibilities: Board administrative, (non-voting), role. Company accounting, HR administration, tax reporting, bank relationships. Salary is $93,600 and has 0.02% equity.

Position: Chief Accountant, HR Administrator

Dates of Service: November, 2016 - Present

Responsibilities: Accounting, reporting, Human Resource administrator, tax reporting, banking relationhip

Other business experience in the past three years:

Employer: Triangle Compounding Pharmacy

Title: Director of Accounting and Human Resources

Dates of Service: June, 2007 - Present

Responsibilities: Financial statement preparation, forecasting, payroll, human resource management, benefits planning and implementation, complex problem solving and policy development.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Worth Harris (Voting power via proxy to Board)

Amount and nature of Beneficial ownership: 1,706,091

Percent of class: 20.0

Title of class: Common Stock

Stockholder Name: Edison Hudson (Voting power via proxy to Board)

Amount and nature of Beneficial ownership: 406,446

Percent of class: 20.0

Title of class: Common Stock

Stockholder Name: Danny M Barnes (Voting power via proxy to Board)

Amount and nature of Beneficial ownership: 1,212,500

Percent of class: 20.0

Title of class: Common Stock

Stockholder Name: Eva Doss (Voting power via proxy to Board)

Amount and nature of Beneficial ownership: 406,769

Percent of class: 20.0

Title of class: Common Stock

Stockholder Name: Deon Joubert (Voting Power via proxy to Board)

Amount and nature of Beneficial ownership: 1,932,008

Percent of class: 20.0

RELATED PARTY TRANSACTIONS

None

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 11,482,286 outstanding.

Voting Rights

One vote per share subject to a proxy. Please see Voting Rights of Securities Sold in this Offering.

Material Rights

The total amount outstanding includes 1,683,157 unissued shares reserved for future issuance pursuant to OneFul's Equity Incentive Plan.

Each Investor in this Offering shall agree to join as a party that is designated as a "Stockholder" to the Second Amended and Restated Shareholders Stock Restriction Agreement and be bound to its terms. As a "Stockholder" each investor in this offering will agree to grant their votes to the Board of Directors via proxy (see below)

Voting Rights of Securities Sold in this Offering

The Second Amended and Restated Shareholders Agreement provides as follows:

Irrevocable Proxy. Each Stockholder hereby constitutes and appoints the Board of Directors of the Corporation, acting by majority vote thereof, as its, his, her or their proxy, with full power of substitution, for and on our behalf to attend all meetings of the shareholders of the Corporation and for such persons to act, vote, and execute consents and waivers, as fully and to the same extent and effect as might be done by the Stockholder with respect all Common Stock owned by such Stockholder, provided that such rights must be exercised in a manner consistent with Section 5 hereof. This appointment of proxy is coupled with an interest associated with Stockholder's interest in this Stock Restriction Agreement and the Plan without which Stockholder recognizes that all or a substantial portion of the value of Stockholder's Common Stock (or predecessor Series A Convertible Preferred Stock held by Stockholder) may have been substantially reduced or lost. This appointment of proxy is irrevocable until the interest to which it is coupled is extinguished or until a Termination Event, and until such time this appointment of proxy shall continue in full force and effect. In the event that, as the result of a stock split or stock dividend or combination of shares or any other change, or exchange for other securities, by reclassification, reorganization, merger, consolidation, recapitalization or otherwise, Stockholder is entitled to new or additional or different shares of stock or securities, such new or substitute shares or securities shall be subject to this proxy.

By subscribing to the Offering, each Stockholder agrees that inherent in the proxy rights granted to the Board of Directors are the rights to give and receive notices and communications, execute any instrument or document that the Board determines is necessary or appropriate in the exercise of its authority under this instrument, and to take all actions necessary or appropriate in the judgment of the Board for the accomplishment of the foregoing, and further, that these rights shall survive death of an individual shareholder.

Other Material terms

The Second Amended and Restated Shareholders Agreement provides as follows:

Drag-Along. If Majority Shareholders elect to sell their Common Stock to any person (other than to Permitted Transferees as expressly permitted, the Majority Shareholders may, at their option and upon notice to the other Shareholders, elect to require all but not less than all other Shareholders to sell their Common Stock in such transaction on the same terms and conditions as the Majority Shareholders.

Right of First Refusal. Investors in this offering will not be subject to the Right of First Refusal in the Second Amended and Restated Shareholders Stock Restriction Agreement as this right has been waived by OneFul with respect to securities sold in this offering.

Lockup Agreement. The Corporation (or a representative of the underwriters) may, in connection with the first underwritten registration of the offering of any securities of the Corporation under the Securities Act, require that Stockholder not sell or otherwise transfer or dispose of any of the Common Stock or other securities of the Company during such period (not to exceed one hundred eighty (180) days) following the effective date of a registration statement of the Company filed under the Securities Act. In addition, Stockholder further agrees that the Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such period.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the OneFul (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in OneFul should consider all of the information provided to such potential investor regarding OneFul as well as the following risk factors, in addition to the other information listed in the Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in OneFul. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the pharmaceutical or healthcare industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our personalized cardiovascular polypill ("CVD-P3"). Delays or cost overruns in the development of our CVD-P3 and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Board of Directors of the Company as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have limited revenue and operating history While the TCP subsidiary has a long track record and significant revenues, OneFul has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our personalized cardiovascular polypill is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that OneFul will succeed. Further, OneFul never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns several trademarks, copyrights, Internet domain names, and trade secrets, and has 13 issued patents, with other patents submitted. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. Some of the Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our current and planned products do not require FDA approvals, though require valid physician prescriptions. Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. . We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Amazon Web Services, Google search, and similar industry infrastructure or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider could harm our reputation and materially negatively impact our financial condition and business. If the Company cannot raise sufficient funds it may not succeed OneFul is offering Common Stock in the amount of up to $1,230,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, OneFul is likely to need additional funds in the future in order to complete the development and commercialization of our product , and if it cannot raise those funds for whatever reason, including reasons relating to OneFul itself or the broader economy, in which case it will reduce its operations and fail to grow, it may be sold at a low or discounted valuation, or it also may not survive. If OneFul manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activity, the unavailability of additional equity capital could result in the Company performing below expectations, which could adversely impact the value of your investment. We are an early stage company and have not yet generated any profits OneFul was restructured in September 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. OneFul has incurred a net loss on revenues since its inception. There is no assurance that we will ever be profitable or generate sufficient revenues to pay dividends to the holders of the shares. We are an early growth company and have limited revenue and operating history with our planned strategy The Company has small revenues compared to potential competitors. If you are investing in this company, it's because you think that personalized medicine is a good idea, that the team will be able to successfully market, and sell the product, and that we can price it right and sell enough to hospitals so that the Company will succeed. Further, Sale or Transfer of Assets OneFul has previously considered the sale of TCP whose accounts are consolidated with OneFul in exchange for cash as part of a Joint Venture transaction with private equity in order to gain access to their national network of existing compounding pharmacies, though no suitable agreement was achieved. OneFul may resort to this approach as a part of national expansion plans when and if such a condition is warranted and favorable to shareholders. Any cash generated by such a transaction will be applied in the execution of the OneFul plan. Any such sale would have an impact on some aspects of the business model of the Company. Joint Ventures The Company may explore joint venture opportunities. These opportunities may involve issuances of equity which may dilute the percentage of ownership held by the then stockholders. Panaceutics Nutrition, Inc. Shares Held by the Company OneFul's consolidated balance sheet includes 580,000 common shares in Panaceutics Nutrition Inc ('PNI'), the former subsidiary, now independent, entity and licensee of IP applications in personalized nutrition. Of these shares, 500,000 have been reserved for distribution pursuant to the Company's 2021 Equity Incentive Plan for management, but it is possible this plan may be cancelled and the shares may be used for other corporate purposes or be made available for distribution to shareholders. A nominal value has been assigned to this stock asset based on historical actual transactions, but this cannot be exactly assessed due to large holdings of preferred shares in PNI by third party investors. Contingent Liability from Spinoff of Panaceutics Nutrition, Inc. Related to Danville Agreements As noted in Financial History, OneFul's technology is applicable to both pharmaceutical and nutritional products. The Company's initial focus was on nutritional products and, prior to the formation of Panaceutics Nutrition, Inc. ("PNI"), and in order to take advantage of several million dollars of public or quasi public incentives related to establishment of a manufacturing facility in Danville, Virginia, OneFul entered into several performance, grant, equipment lease and facility lease agreements with the Industrial Development Authority of Transylvania County, the Tobacco Region, Revitalization Commission, and the Commonwealth Opportunity Fund (the "Danville Agreements"). PNI was formed thereafter as a subsidiary of the Company and executed a joinder to the Danville Agreements and PNI has since been the performing party on those agreements. Some of those agreements have cross-default clauses. Except for the remaining 580,000 shares of PNI retained by the Company, OneFul's interest in PNI has been spun off. The Company, however, remains a party to the Danville Agreements and if PNI should default on any of the Danville Agreements, the Company might have liability exposure on one or more of the Agreements. The Company is not aware of any default on the Danville Agreements. Availability of Exemptions from Registration OneFul has not registered the Shares under the Securities Act or under the securities laws of any state in which the Shares are being sold. OneFul is selling the Shares in reliance on certain exemptions from the registration requirements of such laws. These laws are very complex, and it is often difficult for a company to determine whether it has complied with all of the requirements necessary to obtain the exemptions. OneFul could be subject to civil liability and be required to return the proceeds of the sale of the Shares to you and other investors if the claimed exemptions are unavailable for any reason. In addition, OneFul could incur significant legal costs in defending itself if the Securities and Exchange Commission or a similar state agency were to challenge the availability of the claimed exemptions from registration. The payment of legal costs, civil penalties and/or the return of the sales proceeds to investors would have a significant negative effect on the Company's financial condition. OneFul has not established a reserve to cover the costs of defending itself if it is subject to legal challenge on these issues or on any issues related to the sale of the Shares. We are reliant on one main type of crowdfunding service Our current capital equity raises are dependent on variants of one type of crowdfunding service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. Your shares are subject to a proxy. Your shares will be subject to a proxy granted to the Board of Directors as set forth in the Subscription Agreement and also as set forth in the Restricted Stock Agreement. See Attachment 1. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common. The form of equity or debt used to obtain this capital, or the exact amount needed, cannot be accurately known. The availability of such funding is subject to credit, economic, market and legal constraints. The Company cannot guarantee that any additional financing can be obtained. There can be no assurances that OneFul's shareholders will not be diluted by investment of such capital. Securing additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Food and Drug Administration Pharmaceuticals, clinical diagnostic procedures and biomedical devices are subject to extensive and rigorous domestic government regulation. The Food and Drug Administration (FDA) regulates, among other things, the development, testing, manufacture, safety, efficacy, record-keeping, labeling, storage, approval, advertising, promotion, sale and distribution of pharmaceutical products. The Company does not intend to develop new drug entities that require regulatory approval from the FDA, and instead works only with existing approved drug products that are allowed to be compounded under FDA Sections 501(a)(2)(B), 502(f)(1), under established formulary practices established under USP 795 for non-sterile, and USP 797 for sterile products. Such practices are regulated at the state level, and while there is no restrictions known to the Company on the planned products, there can be no guarantee that each state will allow all of the practices and pharmaceuticals that are part of OneFul's business plan on an ongoing basis. Compounding under 503A While the Company laboratory products and compounded products under the 503A guidance themselves are not in general subject to regulatory approval, and are authorized solely by the prescriptions of licensed physicians, they may be generally applied to support development of products or procedures that do require such approval, under new drug delivery forms regulations such, section 505. As such, the Company plans to provide equipment, standard operating procedures, software and systems that are validated for current Good Manufacturing Practices. The Company products applied directly to any human clinical application will be subject directly to regulatory approvals. If the Company's products are marketed abroad, they may also be subject to extensive regulation by foreign governments. If a regulatory review and approval process is required for any new product or development, and the Company elects to file for approval or market exclusivity, it typically takes many years, requires the expenditure of substantial resources, involves post-marketing surveillance, and may involve ongoing requirements for post-marketing studies. Any such delays will impact on the ability of the Company to generate revenues with some of its new products. The Company's newly acquire compounding pharmacy and FDA regulated outsourcing facility is subject to unannounced inspections by regulatory authorities that could lead to citations, recalls, and other interventions that may temporarily impair business operations. It is uncertain how the FDA will respond to manufacturing of larger batches inside of compounding pharmacies. In addition, compounding pharmacies are coming under increased scrutiny and it is unclear how the FDA will respond to individuals making recommendations about what they desire to have a in a formulation. Other Regulation Other regulatory challenges will be external and outside of the Company's control, including changes that may be made regulating online pharmacy practices, including advertising, reimbursement, Pharmacy Benefit Manager purview. Medicine is regulated on a state level, which creates a regulatory web. Each state and the District of Columbia has its own medical and pharmacy boards. The U.S. Food and Drug Administration (FDA) regulates medication and treatments, and the Federal Trade Commission (FTC) regulates advertisements. As OneFul's ambitions grow to a national level, it may need to contend with over 100 regulatory bodies. Being skilled and knowledgeable in the regulatory arts and managing this aspect of the business can be an important competitive advantage. New Business Venture OneFul's growth strategy, and business plan are speculative. The Company is a growth company, and it will have substantial expenses before it obtains significant income. The establishment of any new business involves problems, expenses, difficulties, complications and delays. It is not possible for anyone, including the Company, to predict with certainty what all of these expenses, complications and delays will be, or how long it will take before the Company is successful. While the expectation of success is there and the products can be made and sold conceptually, there is risk in the commercialization of these concepts which means that OneFul may or may not be successful overall. Approvals by Institutional Review Boards Some of these prototyped drug delivery forms will need small-scale human bioequivalence trials to validate that the formulation meets drug delivery parameters of standard pill forms (pharmacokinetics). While compounding guidelines do not require such trials, the Company has been previously requested by the internal review boards of a large medical system to address their more stringent safety standards before authorizing use in their patient population. As a result, some market acceptance may be contingent upon the outcome of such trials or approvals by internal, non-governmental institutional review boards. We may never have a large scale product or service It is possible that CVD-P3 may never be accepted by sufficient number of patients or to achieve profitable market size or that the product may never be used or adopted by doctors or hospital formularies. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption of reasonable product uptake and gain of market share. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market. They may have much better financial means and marketing/sales and human resources than us. Once our product segment becomes successful, they may succeed in developing and marketing competing equivalent, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. Physician Partner Network Approval Process Delays and limitations The approval by physician telemedicine organization or their internal medical policy boards that determine rules for writing patient prescription may produce unexpected delays and additional costs. In addition, other unforeseen restrictions or capacity of outside partnerships in the sales cycle may create limitations on our ability to commercialize our product to its full extent. Developing new products and technologies entails significant risks and uncertainties We are currently in the launch stage and have only manufactured pilot quantities for CVD-P3. Delays or cost overruns in the development of CVD-P3 and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, sourcing of ingredients, and quality hurdles. Any of these events could materially and adversely affect our ability to bring CVD-P3 to the market. Some of our products are still in prototype phase and might never be operational products It is possible that some of the products there may never be operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. The Company's technology has only been used in modest volume. Certain aspects of the technology still need to be enhanced and matured in order to make production efficient and standardized to make the production technology suitable for replication to support scaling and licensing obligations. Basic technologies may in general be unreliable or may not perform well enough to warrant further development. While some of the relevant technology for suspension has been tested in production and other technology tested at lab scale, the technology has not been sufficiently replicated by third parties and may exhibit issues yet to be experienced in systems built by inhouse. While all of the pharmacy equipment and the facililty being used current to produce new products such as the polypill have been qualified and in production use, much of the equipment to be used to scale up has yet to be qualified under pharmaceutical standards that are applicable in a 503A facility under USP 795 guidelines. Chief Executive Officer The Company, which was founded and led by technical innovators, regulatory, and pharmacy operating management, expects to appoint a new CEO. It may take several months to recruit a CEO. Our failure to attract and retain other highly qualified personnel in the future, could harm our business As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions ,when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Reliance on Contract Development and Manufacturing Organizations The Company will use outside developers to create critical online customer acquisition and physician partner software. The availability of these resources and scheduling and testing of this capability may involve unanticipated delays and expenses. These unexpected delays and costs may prevent the Company from acquiring and qualifying new customers.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 24, 2024.

OneFul Health, Inc.

By   /s/ *Edison T Hudson*

Name: OneFul Health Inc.

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Oneful Health, Inc. Consolidated
Balance Sheet
As of December 31, 2023

	Consolidated Total
ASSETS	
Current Assets	
Bank Accounts	
Checking Accounts	65,344.82
Undeposited Funds	814.94
Total Bank Accounts	$ 66,159.76
Accounts Receivable	
Accounts Receivable	119,758.04
Intercompany Receivable	0.00
Total Accounts Receivable	$ 119,758.04
Other Current Assets	
Petty Cash and Bank Bag	613.07
Employee Loan	290.02
Inventory - Chemical, Device & OTC	176,515.19
Inventory - Specialty Drugs	0.00
Prepaid Expenses	1,039.50
Loan Receivable - Oneful	0.00
Total Other Current Assets	$ 178,457.78
Total Current Assets	$ 364,375.58
Fixed Assets	
Fixed Assets	810,404.11
Accumulated Depreciation	-205,766.20
Accumulated Depreciation - Leasehold	-388,759.24
Total Fixed Assets	$ 215,878.67
Other Assets	
Goodwill in TCP	0.00
Note Receivable	0.00
Investment in TCP	0.00
Capitalized Patent Costs	165,612.08
Accumulated Amortization - Patents	-21,893.96
Organizational Costs	914.10
Accum Amoritization - Other Assets	-914.10
Total Other Assets	$ 143,718.12
TOTAL ASSETS	$ 723,972.37

Oneful Health, Inc. Consolidated
Balance Sheet
As of December 31, 2023

	Consolidated Total
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	641,252.46
Intercompany Accounts Payable	0.00
Total Accounts Payable	$ 641,252.46
Other Current Liabilities	
Accrued Liabilities	43,139.36
State/Local Taxes Payable	583.67
Accrued Employee Salaries	100,447.98
Loan Payable - TCP	0.00
Total Other Current Liabilities	$ 144,171.01
Total Current Liabilities	$ 785,423.47
Long-Term Liabilities	
Notes Payable - Long Term	0.00
Total Long-Term Liabilities	$ 0.00
Total Liabilities	$ 785,423.47
Equity	
Common Stock	15,991,159.11
Crowd Funding	58,441.54
Write-Off Subsidiary - Investment	-174,368.36
Retained Earnings	-15,697,572.01
Net Income	-239,111.38
Total Equity	-$ 61,451.10
TOTAL LIABILITIES AND EQUITY	$ 723,972.37

Notes:

*Triangle Compounding Pharmacy acquired November 21, 2016

*Financial Statements subject to revisions following outside accountant engagement.

Oneful Health, Inc. Consolidated
Profit and Loss
Year to Date December 31, 2023

	Total
Income	
Sales	2,516,358.23
Equipment Sales	8,525.00
Intellectual Property Fee	26,010.00
Total Income	**$2,550,893.23**
Cost of Goods Sold	
Cost of Goods Sold	410,292.51
Total Cost of Goods Sold	**$410,292.51**
Gross Profit	**$2,140,600.72**
Expenses	
Advertising/Marketing	26,866.14
Analytical Lab Services	52,827.50
Credit Card Fees	106,867.62
Insurance	70,851.77
Interest Expense	6,715.52
Lab Supplies/Expenses	198,744.30
Legal & Professional Fees	86,407.38
Licenses & Permits	16,844.16
Miscellaneous Expenses	32,866.28
Office Expenses	77,826.57
Payroll	1,371,767.98
Rent & Utilities	152,975.56
Seminars/Exhibits	1,181.00
Shipping/Delivery/Postage	111,046.25
Travel, Meals, & Entertainment	4,816.10
Total Expenses	**$2,318,604.13**
Net Operating Income	**($178,003.41)**
Other Expenses	
Taxes	14,378.67
Depreciation/Amortization	46,729.30
Total Other Expenses	**$61,107.97**
Extraordinary Items	
Extraordinary Income	
Asset Transfer	0.00
Forgiveness of Debt - Intercompany	0.00
Total Extraordinary Income	**$0.00**
Extraordinary Expenses	
Forgiveness of Debt - Intercompany	0.00
Total Extraordinary Expenses	**$0.00**
Total Extraordinary Items	**$0.00**
Net Other Income	**($61,107.97)**
Net Income/(Net Loss)	**($239,111.38)**

*Triangle Compounding Pharmacy acquired November 21, 2016

Financial Statements subject to revisions following outside accountant engagement.

Oneful Health, Inc. Consolidated
Statement of Cash Flow
Year to Date December 31, 2023

		Consolidated Total
OPERATING ACTIVITIES		
Net Income		-239,111.38
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable		14,204.69
Prepaid Expenses		0.00
Inventory Asset		-74,649.53
Accounts Payable		-37,960.44
Accrued Liabilities		5,473.67
Accrued Employee Salaries		52,085.55
Deferred Revenue		0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	**40,846.06**
Net cash provided by operating activities	-$	**279,957.44**
INVESTING ACTIVITIES		
Fixed Assets		-11,278.19
Leasehold Improvements		0.00
Accumulated Depreciation		4,394.98
Accumulated Depreciation - Leasehold Improvements		38,875.92
Accumulated Amortization of Patents		3,458.40
Loan Receivable - Oneful		-74,900.00
Loan Payable - TCP		74,900.00
Deposits		0.00
Capitalized Patent Costs		0.00
Net cash provided by investing activities	$	**35,451.11**
FINANCING ACTIVITIES		
Common Stock		10,000.00
Crowd Funding		58,441.54
Retained Earnings		0.00
Net cash provided by financing activities	$	**68,441.54**
Net cash increase for period	-$	**176,064.79**
Cash at beginning of period		242,224.55
Cash at end of period	$	**66,159.76**

*Triangle Compounding Pharmacy acquired November 21, 2016
Financial Statements subject to revisions following outside accountant engagement.

Oneful Health, Inc. Consolidated
Balance Sheet
As of December 31, 2022

	Consolidated Total
ASSETS	
Current Assets	
Bank Accounts	
BB&T Checking	242,224.55
Undeposited Funds	0.00
Total Bank Accounts	$ 242,224.55
Accounts Receivable	
Accounts Receivable	133,374.50
Total Accounts Receivable	$ 133,374.50
Other Current Assets	
Petty Cash and Bank Bag	895.87
Employee Loan	0.00
Inventory - Chemical, Device & OTC	89,705.21
Inventory - Specialty Drugs	11,877.65
Prepaid Expenses	1,039.50
Note Receivable - Short Term	0.00
Total Other Current Assets	$ 103,518.23
Total Current Assets	$ 479,117.28
Fixed Assets	
Fixed Assets	799,125.92
Accumulated Depreciation	-201,371.22
Accumulated Depreciation - Leasehold	-349,883.32
Total Fixed Assets	$ 247,871.38
Other Assets	
Goodwill in TCP	0.00
Note Receivable	0.00
Investment in Panaceutics Nutrition, Inc.	0.00
Investment in TCP	0.00
Capitalized Patent Costs	165,612.08
Intercompany Receivable	0.00
Accumulated Amortization - Patents	-18,435.56
Organizational Costs	914.10
Accum Amoritization - Other Assets	-914.10
Total Other Assets	$ 147,176.52
TOTAL ASSETS	$ 874,165.18

Oneful Health, Inc. Consolidated
Balance Sheet
As of December 31, 2022

	Consolidated Total
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	667,683.70
Intercompany Accounts Payable	0.00
Total Accounts Payable	$ 667,683.70
Other Current Liabilities	
Accrued Liabilities	53,790.31
State/Local Taxes Payable	450.08
Accrued Employee Salaries	43,022.35
Notes Payable - Short Term	0.00
Total Other Current Liabilities	$ 97,262.74
Total Current Liabilities	$ 764,946.44
Long-Term Liabilities	
Notes Payable - Long Term	0.00
Total Long-Term Liabilities	$ 0.00
Total Liabilities	$ 764,946.44
Equity	
Common Stock	15,981,159.11
Write-Off Subsidiary - Investment	-174,368.36
Retained Earnings	-15,194,461.06
Net Income	-503,110.95
Total Equity	$ 109,218.74
TOTAL LIABILITIES AND EQUITY	$ 874,165.18

Notes:

*Triangle Compounding Pharmacy acquired November 21, 2016

*Financial Statements subject to revisions following outside accountant engagement.

* In May, 2021, Oneful Health distributed to its shareholders 5.8 million of the 6.3 million common shares of Panaceutics Nutrition, Inc. that it previously held.

Oneful Health, Inc. Consolidated
Profit and Loss
Year to Date December 31, 2022

	Total
Income	
Sales	3,911,886.76
Development/Consulting Income	0.00
Intellectual Property Fee	25,500.00
Total Income	**$3,937,386.76**
Cost of Goods Sold	
Cost of Goods Sold	1,782,680.44
Total Cost of Goods Sold	**$1,782,680.44**
Gross Profit	**$2,154,706.32**
Expenses	
Advertising/Marketing	24,358.48
Analytical Lab Services	60,771.00
Credit Card Fees	72,235.64
Insurance	65,074.63
Interest Expense	3,942.62
Lab Supplies/Expenses	215,938.98
Legal & Professional Fees	85,628.71
Licenses & Permits	28,388.66
Miscellaneous Expenses	9,706.15
Office Expenses	78,759.36
Payroll	1,675,991.12
Rent & Utilities	147,618.78
Seminars/Exhibits	0.00
Shipping/Delivery/Postage	116,640.68
Travel, Meals, & Entertainment	14,546.35
Total Expenses	**$2,599,601.16**
Net Operating Income	**($444,894.84)**
Other Expenses	
Taxes	10,231.29
Depreciation/Amortization	47,984.82
Total Other Expenses	**$58,216.11**
Extraordinary Items	
Extraordinary Income	
Asset Transfer	0.00
Forgiveness of Debt - Intercompany	0.00
Total Extraordinary Income	**$0.00**
Extraordinary Expenses	
Forgiveness of Debt - Intercompany	0.00
Total Extraordinary Expenses	**$0.00**
Total Extraordinary Items	**$0.00**
Net Other Income	**($58,216.11)**
Net Income/(Net Loss)	**($503,110.95)**

*Triangle Compounding Pharmacy acquired November 21, 2016

Financial Statements subject to revisions following outside accountant engagement.

Oneful Health, Inc. Consolidated
Statement of Cash Flow
Year to Date December 31, 2022

	Consolidated Total
OPERATING ACTIVITIES	
Net Income	-503,110.95
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-5,377.18
Prepaid Expenses	0.00
Inventory Asset	124,133.37
Accounts Payable	514.25
Accrued Liabilities	-8,758.11
Accrued Employee Salaries	-2,741.66
Deferred Revenue	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 107,770.67
Net cash provided by operating activities	-$ 395,340.28
INVESTING ACTIVITIES	
Fixed Assets	-5,767.29
Leasehold Improvements	0.00
Accumulated Depreciation	5,650.50
Accumulated Depreciation - Leasehold Improvements	38,875.92
Accumulated Amortization of Patents	3,458.40
Goodwill	-3,616,551.37
Deposits	0.00
Notes Payable	80,000.00
Capitalized Patent Costs	829.00
Note Receivable	0.00
Net cash provided by investing activities	-$ 3,493,504.84
FINANCING ACTIVITIES	
Convertible Notes Payable	0.00
Common Stock	168,000.00
Preferred Series A	0.00
Write-Off Subsidiary - Investment	0.00
Retained Earnings	3,616,551.37
Note Payable - TCP	0.00
Net cash provided by financing activities	$ 3,784,551.37
Net cash increase for period	-$ 104,293.75
Cash at beginning of period	346,518.30
Cash at end of period	$ 242,224.55

*Triangle Compounding Pharmacy acquired November 21, 2016
Financial Statements subject to revisions following outside accountant engagement.

	Common stock		Accumulated	Total Stockholders'
	Shares	Amount	Deficit	Deficit
Since Restructure to Common(Sept 2021)	9,729,129	$ 15,981,159	(15,194,461)	$ 786,698
Issuance of founders stock	-	-	-	-
Shares issued for services	-	-	-	
Net income (loss)	-	$ (503,111)	(503,111)	$ (503,111)
31-Dec-22	9,729,129	$ 15,478,048	$ (15,697,572)	$ 109,218
			503,111	109,218
Shares issued for debt conversion	-	-	-	-
Shares issued for cash	96,319	68,441	68,441	68,441
Shares issued for services	-	-		
Conversion of preferred stock	-	-		
Write-offs	-	-	(174,368)	
Stock option compensation	-	-		
Net income (loss)	-	-	(239,111)	
31-Dec-23	9,825,448	$ 15,546,489	$ (15,697,572)	$ (61,451)

Cell: M4
Note: davidg:
    If totals are positive numbers, change to "Retained Earnings"

Cell: O4
Note: davidg:
    If totals are positive, changed to "Stockholders' Equity"

NOTE 1 – NATURE OF OPERATIONS

OneFul Health Inc. was formed on in September 2013 (as Panacea BioMatx Inc.) ("Inception") in the State of Delaware.   The financial statements of OneFul Health Inc. whose operations include the wholly-owned North Carolina registered subsidiary, Triangle Compounding Pharmacy ("TCP") (together the "Company" unless separately indicated) are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are both located in the Research Triangle region of North Carolina, headquarters in Cary, N.C.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Such data has been used by the Company's Board in setting price of its securities. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Compared to transactions of other companies operating in the e-pharmacy and telehealth emerging markets drive perceived value of the Company;

> Level 2 - Transactions regarding acquisitions and mergers of companies operating as registered entities licensed as 503A compounding pharmacies and 503B FDA outsourcing facilities are relevant to the current and past operations of the Company;

> Level 3 - Value of intangible assets including substantial number of granted patents, reproducible formulations of pharmaceuticals and clinical products is included.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from product on orders and prescriptions received from end-customers and healthcare institutions acting on behalf of patient, when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. The Company also has historically taken on development contracts to produce customized products, process developments, and equipment to implement developed processes for specific purposes.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction, and North Carolina state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

As for December 31st 2023, the Company holds no long term debt or convertible note securities. In September of 2021, the Company converted all notes and settled all loan notes with cash and common stock conversions to common stock. Short term commercial trade debt to fund inventory and limited equipment leases secured by the equipment value, and revolving commercial credit card debt less than $50,000 constitute the whole indebtedness of the Company at this time.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. The material commitments of the Company include:
- Short-term and long-term contractual agreements with the suppliers for future purchases
- Long term leases (>1 year) of property, land, facilities or equipment,

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 15,000,000 shares of our common stock with par value of $0.01. As of December 31, 2023] the company has currently issued 9,825,448 shares of our common stock.

The Company has not authorized any Preferred Shares at this time, though may consider doing so in the near future.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has utilized intra-company loans of cash to balance cash flow when needed and has repaid those short term notes to maintain visibility of operating conditions in subsidiaries.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2013 through December 31, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time period which would have a material effect on these financial statements.

I, Edison T. Hudson, the CEO, and Principal Executive Officer of OneFul Healh Inc, , hereby certify that the financial statements of OneFul Healh Inc and notes thereto for the periods ending December 31, 2022 and December 31, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total income of $ 3,941,922; taxable income of $ 2,153,029 and total tax of $ -294,390.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 29, 2024.

_____ (Signature)

CEO

April 29, 2024 (Date)

CERTIFICATION

I, Edison T Hudson, Principal Executive Officer of OneFul Health, Inc., hereby certify that the financial statements of OneFul Health, Inc. included in this Report are true and complete in all material respects.

Edison T Hudson

CEO